                      UNITED STATES                        OMB APPROBAL
           SECURITIES AND EXCHANGE COMMISSION     OMB Number:        3235-0145
                  WASHINGTON, D.C.  20549         Expires:    October 31, 1994
                       SCHEDULE 13D               Estimated average burden
                                                  hours per response.....14.90





            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. 3)*

                        SuperGen, Inc.
   --------------------------------------------------------
                      (Name of Issuer)

                   Common Stock, $.001 par value
   --------------------------------------------------------
                (Title of Class of Securities)

                         868-059106
   --------------------------------------------------------
                       (CUSIP Number)


                       Rod J. Howard
               Gray Cary Ware & Freidenrich LLP
                     400 Hamilton Avenue
                  Palo Alto, CA 94301-3699
                       (650) 833-2000
   --------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                        March 25, 1999
   --------------------------------------------------------
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91)

CUSIP NO. 868-059106              SCHEDULE 13D                PAGE 2 OF 9 PAGES

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tako Ventures, LLC
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a)  /x/
                                                           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     BK
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     California
-------------------------------------------------------------------------------
   NUMBER OF               (7) SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 4,493,683 (1)
   OWNED BY                  --------------------------------------------------
   BY EACH                 (8) SHARED VOTING POWER
  REPORTING
   PERSON
    WITH                     --------------------------------------------------
                           (9) SOLE DISPOSITIVE POWER

                               4,493,683 (1)
                             --------------------------------------------------
                          (10) SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,493,683 (1)
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.6%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     OO (Limited Liability Company)
-------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP NO. 868-059106              SCHEDULE 13D                PAGE 3 OF 9 PAGES

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lawrence J. Ellison
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a)  /x/
                                                           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     BK
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
-------------------------------------------------------------------------------
   NUMBER OF               (7) SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 4,493,683 (1)
   OWNED BY                  --------------------------------------------------
   BY EACH                 (8) SHARED VOTING POWER
  REPORTING
   PERSON
    WITH                     --------------------------------------------------
                           (9) SOLE DISPOSITIVE POWER

                               4,493,683 (1)
                             --------------------------------------------------
                          (10) SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,493,683 (1)
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.6%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     IN
-------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP NO. 868-059106              SCHEDULE 13D                PAGE 4 OF 9 PAGES


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Cephalopod Corporation
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a)  /x/
                                                           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     BK
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     California
-------------------------------------------------------------------------------
   NUMBER OF               (7) SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 4,493,683 (1)
   OWNED BY                  --------------------------------------------------
   BY EACH                 (8) SHARED VOTING POWER
  REPORTING
   PERSON
    WITH                     --------------------------------------------------
                           (9) SOLE DISPOSITIVE POWER

                               4,493,683 (1)
                             --------------------------------------------------
                          (10) SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,493,683 (1)
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.6%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     CO
-------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP NO. 868-059106              SCHEDULE 13D                PAGE 5 OF 9 PAGES

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lawrence Investments, LLC
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a)  /x/
                                                           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     BK
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     California
-------------------------------------------------------------------------------
   NUMBER OF               (7) SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 4,493,683 (1)
   OWNED BY                  --------------------------------------------------
   BY EACH                 (8) SHARED VOTING POWER
  REPORTING
   PERSON
    WITH                     --------------------------------------------------
                           (9) SOLE DISPOSITIVE POWER

                               4,493,683 (1)
                             --------------------------------------------------
                          (10) SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,493,683 (1)
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.6%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     OO (Limited Liability Company)
-------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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CUSIP NO. 868-059106              SCHEDULE 13D                PAGE 6 OF 9 PAGES


(1) Pursuant to a Convertible Secured Note, Option and Warrant Purchase Agreement dated as of June 17, 1997 (the "Original Purchase Agreement"), a Stock Purchase Agreement dated as of January 29, 1999 (the "Stock Purchase Agreement") and a Secured Promissory Note dated March 25, 1999 (the "Note"), Tako Ventures, LLC ("Tako") has acquired 2,718,683 shares of Common Stock of SuperGen, Inc. (the "Issuer") and has the right to acquire up to 1,775,000 additional shares of the Issuer's Common Stock, representing in the aggregate approximately 19.6% of the Common Stock of Issuer (based on the Issuer's capitalization as of March 31, 1999 and giving effect to the acquisition of all such shares). The Issuer's shares have been issued or are issuable to Tako in the manner summarized below (which summary is qualified in all respects by reference to the Agreements and the exhibits thereto):

   (i)   2,718,683 shares of the Issuer's Common Stock are owned by Tako.

   (ii) 500,000 shares of the Issuer's Common Stock are issuable to Tako at a price of $13.50 per share pursuant to a non-redeemable Warrant ("Warrant No. 1") which was issued to Tako by the Issuer on June 17, 1997. Subject to certain exceptions, Warrant No. 1 is exercisable at any time prior to 5:00 p.m. (Pacific time) on June 17, 2007.

   (iii) 230,000 shares of the Issuer's Common Stock are issuable to Tako at a price of $10.35 per share pursuant to a non-redeemable Warrant ("Warrant No. 2"), which was issued to Tako by the Issuer on January 29, 1999. Subject to certain exceptions, Warrant No. 2 is exercisable at any time prior to 5:00 p.m. (Pacific time) on June 17, 2007.

   (iv) 545,000 shares of the Issuer's Common Stock are issuable to Tako at a price of $13.50 per share pursuant to a non-redeemable Warrant ("Warrant No. 3"), which was issued to Tako by the Issuer on January 29, 1999. Subject to certain exceptions, Warrant No. 3 is exercisable at any time prior to 5:00 p.m. (Pacific time) on June 17, 2007.

   (v) 500,000 shares of the Issuer's Common Stock are issuable to Tako at a price of $11.00 per share pursuant to a non-redeemable Warrant ("Warrant No. 4"), which was issued to Tako by the Issuer on March 25, 1999. Subject to certain exceptions, Warrant No. 4 is exercisable at any time prior to 5 p.m. (Pacific Time) on March 25, 2004.

CUSIP NO. 868-059106              SCHEDULE 13D                PAGE 7 OF 9 PAGES

     This Statement constitutes Amendment No. 3 to the Schedule 13D (the "Schedule 13D") filed jointly by: (1) Tako Ventures, LLC, a California limited liability company ("Tako"), (2) Cephalopod Corporation, a California corporation ("Cephalopod"), (3) Lawrence Investments, LLC, a California limited liability company ("Lawrence Investments"), and (4) Lawrence J. Ellison, a natural person, with respect to Common Stock, par value $.001 per share, of SuperGen, Inc., a California corporation (the "Issuer"). Only those items which are hereby reported are amended. All other items remain unchanged. All capitalized items shall have the meanings assigned to them in the Schedule 13D, as amended to date, unless otherwise indicated herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to delete the second sentence of the second paragraph thereof. Item 3 is hereby further amended to delete the third paragraph thereof in its entirety and to substitute in place thereof the following:

     Since the filing of Amendment No. 2 to Schedule 13D dated November 25, 1997, the Reporting Persons and the Issuer have entered into a Stock Purchase Agreement dated January 29, 1999 (the "Stock Purchase Agreement") and a Secured Promissory Note dated March 25, 1999 (the "Note"). Pursuant to the Stock Purchase Agreement, (i) 61,350 shares of the Issuer's Common Stock were issued to Tako at a per share purchase price of approximately $6.52 pursuant to Tako's pre-existing right to purchase its pro rata share of securities to be issued by the Issuer
     (the "Pre-emptive Right") pursuant to Section 5.1 of that certain Convertible Note, Option and Warrant Purchase Agreement dated as of June 17, 1997 (the "Original Purchase Agreement"); (ii) 107,333 shares of the Issuer's Common Stock were issued to Tako pursuant to the anti-dilution rights granted to Tako by Section 1.2 of the Original Purchase
     Agreement; and (iii) non-redeemable Warrants to purchase 775,000 shares of the Issuer's Common Stock were issued to Tako, 230,000 shares of which are exercisable at $10.35 per share and 545,000 shares of which are exercisable at $13.50 per share, in consideration for the cancellation of 775,000 redeemable Warrants held by Tako. In connection with the issuance by the Issuer to Tako of the Note, non-redeemable Warrants to purchase 500,000 shares of the Issuer's Common Stock were issued to Tako which are exercisable at $11.00 per share.

     Tako has the right to acquire an aggregate 1,775,000 shares of the Issuer's Common Stock upon the exercise of its Warrants, of which 230,000 shares are exercisable at $10.35 per share, 1,045,000 shares are exercisable at $13.50 per share and 500,000 shares are exercisable at $11.00 per share.

ITEM 4.  PURPOSE OF TRANSACTION

The second paragraph of Item 4 is hereby amended to add at the end:

         The Issuer's outstanding Common Stock increased by 168,683 shares pursuant to the Stock Purchase Agreement and in the event of the exercise of Warrant No. 4 would increase by an additional 500,000 shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

CUSIP NO. 868-059106              SCHEDULE 13D                PAGE 8 OF 9 PAGES

         The Reporting Persons are deemed to have beneficial ownership, as defined in Rule 13d-3(a), of an aggregate of 4,496,683 shares of the Issuer's Common Stock, which would represent approximately 19.6% of the Common Stock that would be outstanding in the event of exercise in full of the Warrants. The Reporting Persons have sole voting and dispositive power over 2,718,683 shares of the Issuer's Common Stock acquired upon conversion of the Convertible Secured Note, exercise of the Option, and pursuant to the Stock Purchase Agreement. Upon exercise of the Warrants, the Reporting Persons would have sole voting and dispositive power over any shares of Common Stock acquired upon such exercise.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by deleting the final sentence thereof and adding the following new paragraph:

     Since the filing of Amendment No. 2 to Schedule 13D on November 25, 1997, the Reporting Persons and the Issuer have entered into the Stock
     Purchase Agreement and the Note. Pursuant to the Stock Purchase Agreement, (i) 61,350 shares of the Issuer's Common Stock were issued to Tako on January 29, 1999, at an exercise price of approximately
     $6.52 per share pursuant to Tako's pre-existing Pre-emptive Right,
     (ii) an additional 107,333 shares of the Issuer's Common Stock were issued to Tako pursuant to the anti-dilution rights granted to Tako by Section 1.2 of the Original Purchase Agreement and (iii) non-redeemable Warrants to purchase 775,000 shares of the Issuer's
     Common Stock were issued to Tako, 230,000 shares of which are
     exercisable at    $10.35 per share and 545,000 shares of which are
     exercisable at $13.50 per share, in consideration for the cancellation of 775,000 redeemable Warrants held by Tako. In connection with the Note, non-redeemable Warrants to purchase 500,000 shares of the Issuer's Common Stock were issued to Tako which are exercisable at $11.00 per share.

CUSIP NO. 868-059106              SCHEDULE 13D                PAGE 9 OF 9 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 1999
       --------------------------


TAKO VENTURES, LLC                           CEPHALOPOD CORPORATION

                                             /s/ Philip B. Simon
                                             --------------------------
By:  Cephalopod Corporation, Member          By:  Philip B. Simon
                                             Its:   President
     By:  /s/ Philip B. Simon
          -----------------------
              Name:  Philip B. Simon
              Title:    President


LAWRENCE INVESTMENTS, LLC


/s/ Philip B. Simon                          /s/ Lawrence J. Ellison
----------------------------------           -------------------------
By:  Philip B. Simon                         Lawrence J. Ellison